UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: November 6, 2014

Commission file number 1-32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay LNG Partners L.P. dated November 6, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

Date: November 6, 2014	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

TEEKAY LNG PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY LNG PARTNERS REPORTS

THIRD QUARTER 2014 RESULTS

Highlights

•	Generated distributable cash flow of $64.2 million in the third quarter of 2014.

•	Declared third quarter 2014 cash distribution of $0.6918 per unit.

•	In late-October 2014, agreed to acquire and bareboat charter-back one 2003-built LPG carrier with I.M. Skaugen to be delivered in mid-November 2014.

•	In September 2014, the Exmar LPG joint venture took delivery of the third of its 12 LPG carrier newbuildings.

•	Total liquidity of approximately $326 million as at September 30, 2014.

Hamilton, Bermuda, November 6, 2014 – Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (Teekay LNG or the Partnership) (NYSE: TGP), today reported the Partnership’s results for the quarter ended September 30, 2014. During the third quarter of 2014, the Partnership generated distributable cash flow(1) of $64.2 million, compared to $64.6 million in the same quarter of the previous year. The slight decrease in distributable cash flow was primarily due to the sale of three 2000 and 2001-built conventional tankers between December 2013 and August 2014 and related restructuring charges, which were partially offset by the Partnership’s acquisition and charter-back of two liquefied natural gas (LNG) carriers from Awilco LNG ASA (Awilco) in September and November 2013.

On October 3, 2014, the Partnership declared a cash distribution of $0.6918 per unit for the quarter ended September 30, 2014. The cash distribution is payable on November 14, 2014 to all unitholders of record on October 17, 2014.

“In contrast to the recent volatility in the equity markets, the Partnership continues to generate stable cash flows from our growing portfolio of long-term, fee-based charter contracts which have an average remaining contract duration of approximately 13 years,” commented Peter Evensen, Chief Executive Officer of Teekay GP LLC. “With strong fundamentals in the liquefied gas market, the Partnership continues to add to its existing pipeline of over $2.5 billion of committed fleet growth, most of which is scheduled to deliver between 2016 and 2020, including 15 LNG carrier newbuildings and nine LPG carrier newbuildings.”

Mr. Evensen continued, “The Partnership’s efforts to pursue additional accretive growth opportunities continue to yield results. Last week, we agreed to acquire from I.M. Skaugen a 2003-built LPG carrier, the Norgas Napa, along with a five-year charter back to Skaugen at a fixed-rate plus potential upside through a profit sharing component. This directly-owned on-the-water vessel will be immediately accretive to the Partnership’s distributable cash flows and provide near-term growth, which builds upon and complements our existing pool of committed longer-dated growth investments.”

Recent Transaction

Acquisition and Bareboat Charter-Back of an LPG Carrier

In late-October 2014, Teekay LNG agreed to acquire a 2003-built 10,200 cubic meter (cbm) liquefied petroleum gas (LPG) carrier, the Norgas Napa, from I.M. Skaugen SE (Skaugen) for approximately $27 million. The Partnership expects to take delivery of the vessel in mid-November 2014. Upon delivery, Skaugen will bareboat-charter the vessel back for a period of five-years at a fixed rate plus a profit share component based on actual earnings of the vessel, which is trading in Skaugen’s Norgas pool.

(1)

Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Future Growth Opportunities

LNG Carriers

Five MEGI LNG Carrier Newbuildings

In December 2012, Teekay LNG entered into an agreement with Daewoo Shipbuilding & Marine Engineering Co., Ltd., (DSME) of South Korea for the construction of two 173,400 cbm LNG carrier newbuildings for a total fully built-up cost of approximately $420 million. The newbuildings will be constructed with M-type, Electronically Controlled, Gas Injection (MEGI) twin engines, which are expected to be significantly more fuel-efficient and have lower emission levels than engines currently being utilized in LNG shipping. In June 2013, the Partnership was awarded two five-year time-charter contracts with Cheniere Marketing LLC (Cheniere) for these vessels. Upon delivery in the first half of 2016, the vessels will each commence five-year charters with Cheniere exporting LNG primarily from Cheniere’s Sabine Pass LNG liquefaction facility in Louisiana.

In July and November 2013, the Partnership exercised a portion of its existing options with DSME to construct three additional 173,400 cbm MEGI LNG carrier newbuildings for a total fully built-up cost of approximately $650 million. The Partnership intends to secure long-term contract employment for these vessels prior to their deliveries in 2017. The Partnership currently holds options to order, prior to December 1, 2014, up to an additional three MEGI LNG carrier newbuildings from DSME.

Six Ice Breaker LNG Carrier Newbuildings

In July 2014, Teekay LNG, through a new 50/50 joint venture with China LNG Shipping (Holdings) Limited (China LNG), finalized agreements to provide six internationally-flagged icebreaker LNG carriers for the Yamal LNG project located on the Yamal Peninsula in Northern Russia. The Yamal LNG project is a joint venture between Novatek, Total and China National Petroleum Corporation, and will consist of three LNG trains with a total capacity of 16.5 million metric tonnes per annum, currently scheduled to start-up in early-2018. The LNG is expected to be transported from Northern Russia to Europe and Asia. The Yamal LNG joint venture has publicly indicated that nearly all of the expected LNG production output of the project has already been agreed to be purchased by affiliates of the Yamal LNG project sponsors and other third parties.

Under the agreements, the new joint venture will provide six 172,000 cbm ARC7 LNG carrier newbuildings to be constructed by DSME for a total fully built-up cost of approximately $2.1 billion. Each vessel will be constructed with maximum 2.1 meter icebreaking capabilities in both the forward and reverse direction. The vessels, which are scheduled to deliver between the first quarter of 2018 and the first quarter of 2020, will operate under time-charter contracts until December 31, 2045, plus extension options.

Four LNG Carrier Newbuildings for BG

In June 2014, Teekay LNG acquired from BG Group (BG) its ownership interests in four 174,000 cbm Tri-Fuel Diesel Electric LNG carrier newbuildings, which will be constructed by Hudong-Zhonghua Shipbuilding (Group) Co., Ltd. in China for a total fully built-up cost of approximately $1.0 billion. The vessels, which are scheduled to deliver between September 2017 and January 2019, will each operate under 20-year time-charter contracts with BG for initial periods of 20 years, plus extension options.

Through this transaction, the Partnership acquired a 30 percent ownership interest in the first two LNG carrier newbuildings, with the balance of ownership held by CETS Investment Management (HK) Co. Ltd (CETS) (an affiliate of China National Offshore Oil Corporation (CNOOC)) and China LNG, and a 20 percent ownership interest in the second two LNG carrier newbuildings, with the balance of ownership held by CETS, China LNG and BW Group.

LPG Carriers

Exmar LPG Carrier Newbuildings

Exmar LPG BVBA, the Partnership’s 50/50 LPG joint venture with Belgium-based Exmar NV, currently has nine mid-size gas carrier newbuildings under construction, which are expected to be delivered between the first quarter of 2015 and the first quarter of 2018, for a total cost of approximately $400 million, of which the Partnership’s 50 percent portion is approximately $200 million.

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Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) of $46.7 million for the quarter ended September 30, 2014, compared to $48.2 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $43.9 million and decreasing net income by $18.6 million for the three months ended September 30, 2014 and 2013, respectively, primarily relating to unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $90.6 million and $29.6 million for the three months ended September 30, 2014 and 2013, respectively.

For the nine months ended September 30, 2014, the Partnership reported adjusted net income attributable to the partners(1) of $131.1 million, compared to $128.7 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $41.4 million and $25.0 million for the nine months ended September 30, 2014 and 2013, respectively, primarily relating to unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses, as detailed in Appendix A. Including these items, the Partnership reported net income attributable to the partners, on a GAAP basis, of $172.5 million and $153.7 million for the nine months ended September 30, 2014 and 2013, respectively.

Adjusted net income attributable to the partners for the three months ended September 30, 2014 decreased from the same period in the prior year, mainly due to the sale of three 2000 and 2001-built conventional tankers, Tenerife Spirit, Algeciras Spirit, and Huelva Spirit between December 2013 and August 2014, which were partially offset by the acquisitions of, and contributions from, the two Awilco LNG carriers acquired by the Partnership in late-2013.

Adjusted net income attributable to the partners for the nine months ended September 30, 2014 increased from the same period in the prior year, mainly due to the same factors affecting the results for the three month period ending September 30, 2014 noted above and higher earnings from the Partnership’s LPG carriers in the Exmar LPG BVBA joint venture.

For accounting purposes, the Partnership is required to recognize the changes in the fair value of its outstanding derivative instruments that are not designated as hedges for accounting purposes in net income. This method of accounting does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized gains or losses on the consolidated statements of income as detailed in notes 2, 3 and 4 to the Consolidated Statements of Income and Comprehensive Income included in this release.

(1)

Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income which are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.

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Operating Results

The following table highlights certain financial information for Teekay LNG’s two segments: the Liquefied Gas Segment and the Conventional Tanker Segment (please refer to the “Teekay LNG’s Fleet” section of this release below and Appendices C through F for further details).

	Three Months Ended September 30, 2014			Three Months Ended September 30, 2013
	(unaudited)			(unaudited)
(in thousands of U.S. Dollars)	Liquefied Gas Segment	Conventional Tanker Segment	Total	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues(i)	76,447	23,881	100,328	72,228	28,091	100,319
Vessel operating expenses	(14,259)	(9,279)	(23,538)	(13,677)	(10,978)	(24,655)
Depreciation and amortization	(17,737)	(5,572)	(23,309)	(17,950)	(6,490)	(24,440)

CFVO from consolidated vessels(ii)	62,512	8,943	71,455	58,766	14,525	73,291
CFVO from equity accounted vessels(iii)	51,829	—	51,829	51,870	—	51,870
Total CFVO(ii)(iii)	114,341	8,943	123,284	110,636	14,525	125,161

(i)

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(ii)

Cash flow from vessel operations (CFVO) from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts, and includes (c) adjustments for direct financing leases and two Suezmax tankers to a cash basis. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income, equity income or any other indicator of the Partnership’s performance required by GAAP. Please see Appendix E for a reconciliation of CFVO from consolidated vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

(iii)

The Partnership’s equity accounted investments for the three months ended September 30, 2014 and 2013 include: the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures with Exmar NV, which own one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent interest in Malt LNG Netherlands Holdings B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers (the Malt LNG Carriers); and the Partnership’s 50 percent interest in Exmar LPG BVBA, which currently owns and charters-in 24 vessels in the LPG carrier segment, including nine newbuildings. Please see Appendix F for a description and reconciliation of CFVO from equity accounted vessels (a non-GAAP measure) as used in this release to the most directly comparable GAAP financial measure.

Liquefied Gas Segment

Cash flow from vessel operations from the Partnership’s Liquefied Gas segment, excluding equity accounted vessels, increased to $62.5 million in the third quarter of 2014 from $58.8 million in the same quarter of the prior year. The increase was primarily due to the delivery in late-2013 of two LNG carrier newbuildings acquired from Awilco, partially offset by the scheduled dry docking of one LNG carrier in the third quarter of 2014.

Cash flow from vessel operations from the Partnership’s equity accounted vessels in the Liquefied Gas segment decreased slightly to $51.8 million in the third quarter of 2014 from $51.9 million in the same quarter of the prior year. The decrease is primarily due to a decrease in cash flows from the Exmar LPG BVBA joint venture as a result of the sale of four older LPG carriers during 2014 and the scheduled dry docking of two LPG carriers during the third quarter of 2014, partially offset by the delivery of three newbuilding LPG carriers from April to September 2014 and lower vessel operating expenses for certain of the Malt LNG Carriers due to timing of repairs and maintenance.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $8.9 million in the third quarter of 2014 from $14.5 million in the same quarter of the prior year, primarily due to the sale of three Suezmax conventional tankers, the Tenerife Spirit, Algeciras Spirit, and Huelva Spirit in December 2013, February 2014 and August 2014, respectively.

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Teekay LNG’s Fleet

The following table summarizes the Partnership’s fleet as of November 1, 2014:

	Number of Vessels
	Owned Vessels		In-Chartered Vessels		Newbuildings		Total
LNG Carrier Fleet	29	(i)	—		15	(i)	44
LPG/Multigas Carrier Fleet	17	(ii)	4	(iii)	9	(iii)	30
Conventional Tanker Fleet	8		—		—		8

Total	54		4		24		82

(i)	The Partnership’s ownership interests in these vessels range from 20 percent to 100 percent.
(ii)	The Partnership’s ownership interests in these vessels range from 50 percent to 99 percent, including one LPG carrier which the Partnership has agreed to acquire from Skaugen in mid-November 2014.
(iii)	The Partnership’s interest in these vessels is 50 percent.

Liquidity and Continuous Offering Program Update

In mid-July 2014, the Partnership completed an equity offering of 3.1 million common units raising net proceeds of $140.5 million (including the general partner’s 2 percent contribution). The net proceeds from the offering were used to fund the first shipyard installment payments for the six icebreaker LNG carrier newbuildings for the Yamal LNG project, with the remaining proceeds used to fund a portion of the Partnership’s five MEGI LNG carrier newbuildings currently under construction.

In 2013, the Partnership implemented a continuous offering program (COP) under which the Partnership may issue new common units, representing limited partner interests, at market prices up to a maximum aggregate amount of $100 million. As at September 30, 2014, the Partnership had sold an aggregate of 124,071 common units under the COP, generating net proceeds of approximately $4.9 million (including the general partner’s 2 percent contribution and net of offering costs). The Partnership did not sell any units under the COP during the third quarter of 2014.

As of September 30, 2014, the Partnership had total liquidity of $326.3 million (comprised of $97.5 million in cash and cash equivalents and $228.8 million in undrawn credit facilities).

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Conference Call

The Partnership plans to host a conference call on Friday, November 7, 2014 at 11:00 a.m. (ET) to discuss the results for the third quarter of 2014. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (800) 524-8950 or (416) 260-0113, if outside North America, and quoting conference ID code 3939292.

•	By accessing the webcast, which will be available on Teekay LNG’s website at www.teekaylng.com (the archive will remain on the web site for a period of 30 days).

A supporting Third Quarter 2014 Earnings Presentation will also be available at www.teekaylng.com in advance of the conference call start time.

The conference call will be recorded and made available until Friday, November 14, 2014. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 3939292.

About Teekay LNG Partners L.P.

Teekay LNG Partners is one of the world’s largest independent owners and operators of LNG carriers, providing LNG, LPG and crude oil marine transportation services primarily under long-term, fixed-rate charter contracts through its interests in 44 LNG carriers (including one LNG regasification unit and 15 newbuildings), 30 LPG/Multigas carriers (including four in-chartered LPG carriers and nine newbuildings) and eight conventional tankers. The Partnership’s interests in these vessels range from 20 to 100 percent. Teekay LNG Partners L.P. is a publicly-traded master limited partnership (MLP) formed by Teekay Corporation (NYSE:TK) as part of its strategy to expand its operations in the LNG and LPG shipping sectors.

Teekay LNG Partners’ common units trade on the New York Stock Exchange under the symbol “TGP”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 609-6442

Website: www.teekaylng.com

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(in thousands of U.S. Dollars, except units outstanding)

	Three Months Ended			Nine Months Ended
	September 30, 2014 (unaudited)	June 30, 2014 (unaudited)	September 30, 2013 (unaudited)	September 30, 2014 (unaudited)	September 30, 2013 (unaudited)
Voyage revenues	100,776	101,323	100,692	303,589	294,418

Voyage expenses	(448)	(1,167)	(373)	(2,948)	(1,988)
Vessel operating expenses	(23,538)	(24,320)	(24,655)	(72,114)	(74,785)
Depreciation and amortization	(23,309)	(23,530)	(24,440)	(70,949)	(73,739)
General and administrative	(5,579)	(6,254)	(4,793)	(18,241)	(15,006)
Loan loss provision	—	—	(3,804)	—	(3,804)
Restructuring charge(1)	(2,231)	—	—	(2,231)	—

Income from vessel operations	45,671	46,052	42,627	137,106	125,096

Equity income(2)	38,710	32,924	28,831	92,007	94,680
Interest expense	(14,747)	(15,068)	(13,548)	(44,646)	(39,928)
Interest income	1,530	572	656	2,750	1,953
Realized and unrealized gain (loss) on derivative instruments(3)	2,288	(16,335)	(11,143)	(21,568)	(8,762)
Foreign exchange gain (loss)(4)	23,477	(66)	(16,068)	22,632	(10,644)
Other income	210	208	306	636	1,182

Net income before tax expense	97,139	48,287	31,661	188,917	163,577
Income tax expense	(370)	(375)	(791)	(1,140)	(2,434)

Net income	96,769	47,912	30,870	187,777	161,143

Other comprehensive income (loss):
Unrealized gain (loss) on qualifying cash flow hedging instrument in equity accounted joint ventures net of amounts reclassified to equity income, net of tax	549	(730)	(1,549)	(733)	(1,549)

Comprehensive income	97,318	47,182	29,321	187,043	159,594

Non-controlling interest in net income	6,182	4,263	1,262	15,295	7,429
General Partner’s interest in net income	8,469	7,528	5,784	23,152	18,027
Limited partners’ interest in net income	82,118	36,121	23,824	149,330	135,687
Weighted-average number of common units outstanding:
• Basic	76,731,913	74,212,834	70,451,950	75,057,369	69,952,550
• Diluted	76,776,175	74,255,543	70,474,732	75,126,727	69,974,711
Total number of units outstanding at end of period	77,302,891	74,212,891	70,746,294	77,302,891	70,746,294

(1)	Restructuring charge primarily relates to seafarer severance payments upon sale of the Huelva Spirit conventional tanker in August 2014.

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(2)	Equity income includes unrealized gains/losses on non-designated derivative instruments and gains on sale of vessels as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Equity income	38,710	32,924	28,831	92,007	94,680
Proportionate share of unrealized (gains) losses on non-designated derivative instruments	(4,852)	979	(1,900)	(2,820)	(20,634)
Proportionate share of gains on sale of vessels	(8,117)	(9,772)	—	(16,923)	—

Equity income excluding unrealized gains/losses on non-designated derivative instruments and gains on sale of vessels	25,741	24,131	26,931	72,264	74,046

(3)

The realized losses relate to the amounts the Partnership actually paid to settle derivative instruments and the unrealized (losses) gains relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Realized losses relating to:
Interest rate swaps	(10,092)	(10,020)	(9,532)	(29,356)	(28,554)
Toledo Spirit time-charter derivative contract	—	(224)	903	(224)	880

	(10,092)	(10,244)	(8,629)	(29,580)	(27,674)

Unrealized gains (losses) relating to:
Interest rate swaps	13,880	(5,391)	(2,314)	12,512	16,312
Toledo Spirit time-charter derivative contract	(1,500)	(700)	(200)	(4,500)	2,600

	12,380	(6,091)	(2,514)	8,012	18,912

Total realized and unrealized gains (losses) on derivative instruments	2,288	(16,335)	(11,143)	(21,568)	(8,762)

(4)

For accounting purposes, the Partnership is required to revalue all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period. This revaluation does not affect the Partnership’s cash flows or the calculation of distributable cash flow, but results in the recognition of unrealized foreign currency translation gains or losses in the consolidated statements of income and comprehensive income.

Foreign exchange gain (loss) includes realized (losses) gains relating to the amounts the Partnership (paid) received to settle the Partnership’s non-designated cross currency swaps that were entered into as economic hedges in relation to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds. The Partnership issued NOK 700 million and NOK 900 million of unsecured bonds in May 2012 and September 2013 that mature in 2017 and 2018, respectively. Foreign exchange gain (loss) also includes unrealized (losses) gains relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30, 2014	June 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
Realized (losses) gains on cross-currency swaps	(458)	(275)	(113)	(1,098)	(122)
Unrealized losses on cross-currency swaps	(9,974)	(7,729)	(3,650)	(13,786)	(12,572)
Unrealized gains (losses) on revaluation of NOK bonds	11,896	6,307	(723)	14,550	9,745

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. Dollars)

	As at September 30, 2014 (unaudited)	As at June 30, 2014 (unaudited)	As at December 31, 2013 (unaudited)
ASSETS
Current
Cash and cash equivalents	97,455	121,658	139,481
Accounts receivable	20,640	20,068	19,844
Prepaid expenses	4,542	6,219	5,756
Current portion of derivative assets	17,117	17,500	18,444
Current portion of net investments in direct financing leases	18,489	18,105	16,441
Current portion of advances to joint venture partner	—	—	14,364
Advances to affiliates	21,263	21,036	6,634

Total current assets	179,506	204,586	220,964

Restricted cash – long-term	497,866	498,400	497,298
Vessels and equipment
At cost, less accumulated depreciation	1,221,367	1,231,216	1,253,763
Vessels under capital leases, at cost, less accumulated depreciation	498,837	530,195	571,692
Advances on newbuilding contracts	139,015	117,778	97,207

Total vessels and equipment	1,859,219	1,879,189	1,922,662

Investment in and advances to equity accounted joint ventures	877,315	735,171	671,789
Net investments in direct financing leases	671,618	676,476	683,254
Other assets	47,513	48,394	28,284
Derivative assets	105,440	101,255	62,867
Intangible assets – net	89,860	92,124	96,845
Goodwill – liquefied gas segment	35,631	35,631	35,631

Total assets	4,363,968	4,271,226	4,219,594

LIABILITIES AND EQUITY
Current
Accounts payable	2,905	1,942	1,741
Accrued liabilities	43,670	46,876	45,796
Unearned revenue	11,919	14,295	14,342
Current portion of long-term debt	145,708	161,596	97,114
Current obligations under capital lease	64,637	65,716	31,668
Current portion of in-process contracts	3,116	6,234	1,113
Current portion of derivative liabilities	78,018	86,626	76,980
Advances from affiliates	48,610	46,271	19,270

Total current liabilities	398,583	429,556	288,024

Long-term debt	1,601,407	1,642,859	1,680,393
Long-term obligations under capital lease	473,370	499,458	566,661
Long-term unearned revenue	35,315	34,929	36,689
Other long-term liabilities	71,547	70,974	69,480
In-process contracts	34,375	28,147	3,660
Derivative liabilities	179,869	169,867	130,903

Total liabilities	2,794,466	2,875,790	2,775,810

Equity
Limited partners	1,470,415	1,304,036	1,338,133
General Partner	55,505	52,103	52,526
Accumulated other comprehensive (loss) income	(602)	(1,151)	131

Partners’ equity	1,525,318	1,354,988	1,390,790
Non-controlling interest (1)	44,184	40,448	52,994

Total equity	1,569,502	1,395,436	1,443,784

Total liabilities and total equity	4,363,968	4,271,226	4,219,594

(1)

Non-controlling interest includes a 30 percent equity interest in the RasGas II project (which owns three LNG carriers); a 31 percent equity interest in the Teekay Tangguh Joint Venture (which owns two LNG carriers); and a one percent equity interest in two LNG carriers (Arctic Spirit and Polar Spirit), the Excalibur joint venture (which owns one LNG carrier), five LPG/Multigas carriers that are chartered out to Skaugen, and two LNG carriers chartered out to Awilco, which in each case represents the ownership interest not owned by the Partnership.

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TEEKAY LNG PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)

	Nine Months Ended
	September 30, 2014 $	September 30, 2013 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	187,777	161,143
Non-cash items:
Unrealized gain on derivative instruments	(8,012)	(18,912)
Depreciation and amortization	70,949	73,739
Loan loss provision	—	3,804
Unrealized foreign currency exchange (gain) loss	(25,895)	10,642
Equity income, net of dividends received of $2,600 (2013 –$924)	(89,407)	(93,756)
Amortization of deferred debt issuance costs and other	2,800	2,044
Change in operating assets and liabilities	8,514	(2,303)
Expenditures for dry docking	(11,572)	(18,668)

Net operating cash flow	135,154	117,733

FINANCING ACTIVITIES

Proceeds from issuance of long-term debt	312,828	428,471
Scheduled repayments of long-term debt	(71,934)	(62,034)
Prepayments of long-term debt	(230,000)	(45,000)
Debt issuance costs	(1,513)	(2,473)
Scheduled repayments of capital lease obligations	(4,658)	(7,840)
Proceeds from equity offering, net of offering costs	140,484	40,776
Proceeds from units issued out of continuous offering program, net of offering costs	—	4,926
Advances to equity accounted joint ventures and equity accounted joint investments	—	(16,785)
(Increase) decrease in restricted cash	(1,778)	28,448
Cash distributions paid	(179,164)	(159,014)
Novation of derivative liabilities	2,985	—
Dividends paid to non-controlling interest	(9,741)	(254)

Net financing cash flow	(42,491)	209,221

INVESTING ACTIVITIES

Purchase of and additional capital contributions in equity accounted investments	(99,105)	(135,923)
Receipts from direct financing leases	9,588	6,650
Expenditures for vessels and equipment	(45,172)	(194,657)
Other	—	1,530

Net investing cash flow	(134,689)	(322,400)

(Decrease) increase in cash and cash equivalents	(42,026)	4,554
Cash and cash equivalents, beginning of the period	139,481	113,577

Cash and cash equivalents, end of the period	97,455	118,131

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TEEKAY LNG PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. Dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Nine Months Ended
	September 30, 2014	September 30, 2013	September 30, 2014	September 30, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income – GAAP basis	96,769	30,870	187,777	161,143
Less:
Net income attributable to non-controlling interest	(6,182)	(1,262)	(15,295)	(7,429)

Net income attributable to the partners	90,587	29,608	172,482	153,714
Add (subtract) specific items affecting net income:
Unrealized foreign currency exchange (gains) losses(1)	(24,023)	15,896	(23,982)	10,808
Unrealized (gains) losses from derivative instruments(2)	(12,380)	2,514	(8,012)	(18,912)
Unrealized gains and losses from non-designated derivative instruments and net gain on vessel sales from equity accounted investees(3)	(12,969)	(1,900)	(19,743)	(20,634)
Loan loss provision(4)	—	3,804	—	3,804
Restructuring charge(5)	2,231	—	2,231	—
Non-controlling interests’ share of items above(6)	3,253	(1,762)	8,113	(49)

Total adjustments	(43,888)	18,552	(41,393)	(24,983)

Adjusted net income attributable to the partners	46,699	48,160	131,089	128,731

(1)

Unrealized foreign exchange (gains) losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and unrealized (gains) losses on the cross-currency swaps economically hedging the Partnership’s NOK bonds and excludes the realized gains/losses relating to the cross currency swaps for the NOK bonds.

(2)	Reflects the unrealized (gains) losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes.
(3)

Reflects the unrealized (gains) losses due to changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes and any ineffectiveness for any derivative instruments designated as hedges for accounting purposes within the Partnership’s equity-accounted investments. Also reflects the Partnership’s proportionate share of a net gain of $8.1 million and $16.9 million on the sale of vessels from the Exmar LPG BVBA joint venture during the three and nine months ended September 30, 2014, respectively. See note 3 to the Consolidated Statements of Income and Comprehensive Income included in this release for further details.

(4)

The loan loss provision relates to an advance in the Teekay Tangguh Joint Venture that was assessed as having a low likelihood of collection. However, this provision was subsequently reversed in December 2013 as a settlement was reached.

(5)	Restructuring charge primarily relates to seafarer severance payments upon sale of the Huelva Spirit conventional tanker in August 2014.
(6)

Items affecting net income include items from the Partnership’s wholly-owned subsidiaries, its consolidated non-wholly-owned subsidiaries and its proportionate share of items from equity accounted for investments. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to arrive at the non-controlling interests’ share of the amount. The amount identified as “non-controlling interests’ share of items listed above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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TEEKAY LNG PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

DISTRIBUTABLE CASH FLOW (DCF)

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-cash items, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, distributions relating to equity financing of newbuilding installments, equity income, adjustments for direct financing leases to a cash basis, and foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income.

	Three Months Ended	Three Months Ended
	September 30, 2014	September 30, 2013
	(unaudited)	(unaudited)
Net income:	96,769	30,870
Add:
Depreciation and amortization	23,309	24,440
Partnership’s share of equity accounted joint ventures’ DCF net of estimated maintenance capital expenditures(1)	31,318	28,919
Direct finance lease payments received in excess of revenue recognized	4,466	3,447
Distributions relating to equity financing of newbuildings	3,090	3,804
Less:
Unrealized (gain) loss on derivatives and other non-cash items	(15,700)	15,896
Unrealized foreign exchange (gain) loss	(24,023)	519
Estimated maintenance capital expenditures	(11,759)	(9,628)
Equity income	(38,710)	(28,831)

Distributable Cash Flow before Non-controlling interest	68,760	69,436
Non-controlling interests’ share of DCF before estimated maintenance capital expenditures	(4,574)	(4,836)

Distributable Cash Flow	64,186	64,600

(1)

The estimated maintenance capital expenditures relating to the Partnership’s share of equity accounted joint ventures for the three months ended September 30, 2014 and 2013 were $6.7 million and $8.7 million, respectively.

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TEEKAY LNG PARTNERS L.P.

APPENDIX C – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET VOYAGE REVENUES

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Net Voyage Revenues

Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net voyage revenues is not required by GAAP and should not be considered as an alternative to voyage revenues or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended September 30, 2014 (unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	76,687	24,089	100,776
Voyage expenses	(240)	(208)	(448)

Net voyage revenues	76,447	23,881	100,328

	Three Months Ended September 30, 2013 (unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Voyage revenues	72,228	28,464	100,692
Voyage expenses	—	(373)	(373)

Net voyage revenues	72,228	28,091	100,319

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TEEKAY LNG PARTNERS L.P.

APPENDIX D – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. Dollars)

	Three Months Ended September 30, 2014
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	76,447	23,881	100,328
Vessel operating expenses	(14,259)	(9,279)	(23,538)
Depreciation and amortization	(17,737)	(5,572)	(23,309)
General and administrative	(4,142)	(1,437)	(5,579)
Restructuring charge	—	(2,231)	(2,231)

Income from vessel operations	40,309	5,362	45,671

	Three Months Ended September 30, 2013
	(unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Net voyage revenues (See Appendix C)	72,228	28,091	100,319
Vessel operating expenses	(13,677)	(10,978)	(24,655)
Depreciation and amortization	(17,950)	(6,490)	(24,440)
General and administrative	(3,232)	(1,561)	(4,793)
Loan loss provision	(3,804)	—	(3,804)

Income from vessel operations	33,565	9,062	42,627

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TEEKAY LNG PARTNERS L.P.

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS

FROM CONSOLIDATED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Consolidated Vessels

Cash flow from vessel operations from consolidated vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts included in voyage revenues, (c) gains or losses on derivative contracts and includes (d) adjustments for direct financing leases and two Suezmax tankers to a cash basis. The Partnership’s direct financing leases for the periods indicated relates to the Partnership’s 69 percent interest in two LNG carriers, Tangguh Sago and Tangguh Hiri, and the two LNG carriers acquired from Awilco in September and November 2013. The Partnership’s cash flow from vessel operations from consolidated vessels does not include the Partnership’s cash flow from vessel operations from its equity accounted joint ventures. Cash flow from vessel operations is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s consolidated vessels. Cash flow from vessel operations from consolidated vessels is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended September 30, 2014 (unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	40,309	5,362	45,671
Depreciation and amortization	17,737	5,572	23,309
Amortization of in-process revenue contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	4,466	—	4,466
Cash flow adjustment for two Suezmax tankers(1)	—	(1,713)	(1,713)

Cash flow from vessel operations from consolidated vessels	62,512	8,943	71,455

	Three Months Ended September 30, 2013 (unaudited)
	Liquefied Gas Segment	Conventional Tanker Segment	Total
Income from vessel operations (See Appendix D)	33,565	9,062	42,627
Depreciation and amortization	17,950	6,490	24,440
Amortization of in-process revenue contracts included in voyage revenues	—	(278)	(278)
Direct finance lease payments received in excess of revenue recognized	3,447	—	3,447
Loan loss provision	3,804	—	3,804
Realized loss on Toledo Spirit derivative contract	—	903	903
Cash flow adjustment for two Suezmax tankers(1)	—	(1,652)	(1,652)

Cash flow from vessel operations from consolidated vessels	58,766	14,525	73,291

(1)

The Partnership’s charter contracts for two of its Suezmax tankers, Bermuda Spirit and Hamilton Spirit, were amended in 2012, which had the effect of reducing the daily charter rates by $12,000 per day for a duration of 24 months commencing October 1, 2012. However, during this period, if Suezmax spot tanker rates exceed the amended rates, the charterer will pay the Partnership the excess amount up to a maximum of the original daily charter rate. The cash impact of the change in hire rates is not fully reflected in the Partnership’s statements of income and comprehensive income as the change in the lease payments is being recognized on a straight-line basis over the term of the lease.

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TEEKAY LNG PARTNERS L.P.

APPENDIX F – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS FROM EQUITY ACCOUNTED VESSELS

(in thousands of U.S. Dollars)

Description of Non-GAAP Financial Measure – Cash Flow from Vessel Operations from Equity Accounted Vessels

Cash flow from vessel operations from equity accounted vessels represents income from vessel operations before (a) depreciation and amortization expense, (b) amortization of in-process revenue contracts, and (c) gain on sale of vessel, and includes (d) adjustments for direct financing leases to a cash basis. Cash flow from vessel operations from equity accounted vessels is included because certain investors use cash flow from vessel operations to measure a company’s financial performance, and to highlight this measure for the Partnership’s equity accounted joint ventures. Cash flow from vessel operations from equity-accounted vessels is not required by GAAP and should not be considered as an alternative to equity income or any other indicator of the Partnership’s performance required by GAAP.

	Three Months Ended September 30, 2014 (unaudited)		Three Months Ended September 30, 2013 (unaudited)
	At 100%	Partnership’s Portion(1)	At 100%	Partnership’s Portion(1)
Net voyage revenues	151,346	70,093	156,490	72,541
Vessel operating expenses	(40,720)	(18,926)	(41,344)	(19,505)
Depreciation and amortization	(22,335)	(11,329)	(22,264)	(11,292)
Gain on sale of vessel	16,234	8,117	—	—

Income from vessel operations of equity accounted vessels	104,525	47,955	92,882	41,744

Interest expense – net	(19,889)	(9,249)	(20,750)	(9,580)
Realized and unrealized gain (loss) on derivative instruments	2	—	(9,460)	(3,370)
Other income (expense) – net	242	4	(126)	37

Net income / equity income of equity accounted vessels	84,880	38,710	62,546	28,831

Income from vessel operations	104,525	47,955	92,882	41,744
Depreciation and amortization	22,335	11,329	22,264	11,291
Gain on sale of vessel	(16,234)	(8,117)	—	—
Direct finance lease payments received in excess of revenue recognized	7,520	2,719	7,309	2,653
Amortization of in-process revenue contracts	(4,047)	(2,057)	(7,427)	(3,818)

Cash flow from vessel operations from equity accounted vessels	114,099	51,829	115,028	51,870

(1)

The Partnership’s equity accounted vessels for the three months ended September 30, 2014 and 2013 include: the Partnership’s 40 percent interest in Teekay Nakilat (III) Corporation, which owns four LNG carriers; the Partnership’s 50 percent interest in the Excalibur and Excelsior joint ventures, which owns one LNG carrier and one regasification unit, respectively; the Partnership’s 33 percent interest in four LNG carriers servicing the Angola LNG project; the Partnership’s 52 percent interest in Malt LNG Netherlands Holdings B.V., the joint venture between the Partnership and Marubeni Corporation, which owns six LNG carriers; and the Partnership’s 50 percent interest in Exmar LPG BVBA, which owns and in-charters 24 vessels, including nine newbuildings, as at September 30, 2014, and 28 vessels, including 12 newbuildings, as at September 30, 2013.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the fundamentals in the liquefied gas industry; the average remaining contract duration on the Partnership’s fleet; future growth opportunities and the effect on the Partnership’s operational results and distributable cash flow; the expected delivery dates for the Partnership’s newbuilding vessels, commencement of related time charter contracts and the effect on the Partnership’s distributable cash flows; the estimated cost of building vessels; the Partnership’s acquisition of an LPG carrier from Skaugen, including the timing, purchase price and certainty of completing the acquisition; expected fuel-efficiency and emission levels associated with the MEGI engines; the Partnership’s ability to secure charter contract employment for the three currently unchartered LNG carrier newbuildings prior to their deliveries; the timing and certainty of exercising any of the Partnership’s existing options to order additional MEGI LNG carrier newbuildings; and the timing of the start-up of the Yamal LNG project and the expected total LNG production capacity of the project, if completed. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential shipyard construction delays, newbuilding specification changes or cost overruns; availability of suitable LNG shipping, LPG shipping, floating storage and regasification and other growth project opportunities; changes in production of LNG or LPG, either generally or in particular regions; changes in trading patterns or timing of start-up of new LNG liquefaction and regasification projects significantly affecting overall vessel tonnage requirements; competitive dynamics in bidding for potential LNG, LPG or floating regasification projects; potential failure of the Yamal LNG project to be completed on time or at all for any reason, including due to lack of funding as a result of existing or future sanctions against Russia and Russian entities and individuals, which may affect partners in the project; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; the potential for early termination of long-term contracts of existing vessels in the Teekay LNG fleet; the inability of charterers to make future charter payments; the inability of the Partnership to renew or replace long-term contracts on existing vessels; failure by the Partnership to complete the acquisition of one 2003-built LPG carrier from Skaugen; actual performance of the MEGI engines; failure by the Partnership to secure charter contracts for the unchartered LNG carrier newbuildings; the Partnership’s ability to raise financing for its existing newbuildings or to purchase additional vessels or to pursue other projects; and other factors discussed in Teekay LNG Partners’ filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2013. The Partnership expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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